UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
 Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA

SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION

(Translation of Registrant’s name into English)

Reconquista 1088, 7th Floor Zip Code C1003ABQ – Ciudad Autónoma de Buenos Aires Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Item	Description
1	Loma Negra Files its Annual Report on Form 20-F

Loma Negra Files its Annual Report on Form 20-F

BUENOS AIRES, Argentina--(BUSINESS WIRE)--April 27, 2018--Loma Negra (NYSE: LOMA) (BYMA: LOMA) (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced that the Company filed its annual report for the fiscal year ended December 31, 2017 on Form 20-F (the “2017 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The 2017 Annual Report and audited financial statements can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.lomanegra.com.

If you would like a hard copy, please contact us via email at: investorrelations@lomanegra.com with your name and mailing address, so that one may be sent to your attention.

About Loma Negra

Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com

CONTACT:
Loma Negra
IR Contact
Marcos I. Gradin
Chief Financial Officer and Investor Relations
or
Gastón Pinnel
Investor Relations Manager
+54-11-4319-3050
investorrelations@lomanegra.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 27, 2018	By:	/s/ Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer